UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

 The Securities Exchange Act Of 1934

For the month of December 2017

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM

1.	Report of Relevant Information dated December 13, 2017

Item 1

RELEVANT INFORMATION

Bogotá. December 13th, 2017. Grupo Aval Acciones y Valores S.A. informs that pursuant to the Relevant Information released by Corficolombiana S.A., such entity acquired through its affiliates Proyectos y Desarrollos Viales del Pacífico S.A.S. and Proyectos y Desarrollos Viales del Mar S.A.S., the participations of Iridium Colombia Concesiones Viarias S.A.S. in Concesionaria Vial del Pacífico S.A.S. and Concesionaria Nueva Vía al Mar S.A. as well as the participation of Dragados IBE Sucursal Colombia, in Consorcio Constructor Pacífico 1 and in Consorcio Constructor Mulaló-Loboguerrero (construction joint venture vehicles).

The total value of the transaction was PS$185,135,875,000 (Approx. USD$ 61.4 Million).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2017

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel